Exhibit 21.1

Aureus Greenway Holdings Inc.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Pine Ridge Group Limited	British Virgin Islands

Chrome Fields I, Inc.	Delaware

Chrome Fields II, Inc.	Delaware

FSC Clearwater LLC	Florida

FSC Clearwater II LLC	Florida

Allied Target Limited	British Virgin Islands

Great Harvest Finance Limited	Hong Kong